Exhibit-1

Cameco Gold Finds High-Grade Gold Mineralization in Nevada

Toronto, Ontario, Canada, November 25, 2002. . . . . . . . . . . . . . . . . .

Cameco Gold Inc., a wholly owned subsidiary of Cameco Corporation, today reports the discovery of high-grade gold mineralization at its REN project in northern Nevada, USA. Fourteen holes drilled over a three-year period have returned high-grade intercepts, including assayed grades ranging from 8.0 grams gold per tonne (g/t) over 28.9 metres (m) to 55.2 g/t over 24.4 m. Exploration results obtained in the last six months from five of these holes now confirm that the mineralization extends at least 200 m in length.

Mineralization occurs at a depth of 700 to 900 m below surface. Further drilling will be required to define the extent of mineralization, which remains open in three directions.

As preliminary exploration data, these results are not sufficient to draw conclusions as to the economic significance of the mineralization.

The REN project is located 2.5 km north of the high-grade Meikle and Rodeo underground mines in the Carlin trend, a major gold producing area of North America with annual production of 4.0 million ounces in 2001.

“This is a very exciting discovery in what is one of the world’s most significant gold producing regions,” said Len Homeniuk, president, Cameco Gold. “Our plan is to accelerate our exploration efforts to further delineate the potential of the discovery.”

Cameco Gold is the operator and majority owner (62.14%) of the REN project, with Homestake Mining Corporation of California, a wholly owned subsidiary of Barrick Gold Corporation, owning the remaining interest (37.86%) in the joint venture.

TECHNICAL SUMMARY

Project History

Cameco Gold assumed operatorship of the project in August 1998. The REN claims have been explored since about 1982.

The first high-grade mineralization was discovered in August 2000 as a result of a six hole drilling program with hole #24 returning the best assay results. Continuity of that first mineralization, however, turned out to be limited.

Cameco Gold Inc.
70 University Avenue, Suite 1000, Toronto, Ontario, Canada M5J 2M4 Tel: (416) 204-1953 Fax: (416) 204-1954
A member of the Cameco group of companies.
Cameco is listed on the TSE (CCO) and NYSE (CCJ) and the web site is cameco.com

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Follow-up drilling programs in 2001 and 2002 identified another mineralized area referred to as the JB zone, which has been recently confirmed over a minimum strike length of 200 m. A total of 41 holes have been drilled on the REN claims since Cameco assumed project operatorship. Detailed drilling information is available on Cameco’s web site as a link to this release.

Drilling Results (2000 — 2002)

		Intercept	Grade			Intercept	Grade
Hole #		(Metres)	(g/t)	Hole #		(Metres)	(g/t)

24		24.4	55.2	43		7.3	10.2
25		4.0	22.6	43W	(1)	6.1	8.9
24W	(4)	18.3	32.4	43W	(2)	10.7	14.4
26		11.9	17.0	44		13.7	14.5
28		5.2	9.1	49		19.8	21.2
38		10.7	8.3	49W	(1)	18.3	12.4
42		4.6	9.6	50		28.9	8.0

Cameco Gold and its joint venture partner are considering funding a $2.6 million (US) exploration program on the REN claims in 2003.

Geological Setting

The REN Project is strategically located in the Carlin trend and contains an extensive alteration zone along the northern projection of the regional Post Fault. This zone encompasses much of the prospective stratigraphy that hosts high-grade mineralization at the Meikle and Rodeo mines to the south. Exploration targets at the REN Project have been based on structural and stratigraphical similarities with the Meikle deposit, which has been mined since 1996 and produced 713,000 ounces of gold during 2001, and the Rodeo deposit which began production in 2001.

Drill Procedures, Sampling and Analyses

Drilling at the REN project involved pre-collaring holes to approximately 700-750 m using the relatively inexpensive, reverse circulation method. Holes were then completed using HQ core drilling. Precise follow-up targeting was accomplished by directional (Navi) drill methods.

Drill core was split and sampled by Cameco personnel. Half the core was sampled and sealed in bags and shipped to ALS Chemex assay laboratories. Initial assays consisted of fire assaying with an AA finish. Samples over 10 parts per million (ppm) were subsequently fire assayed with a gravimetric finish. The final sample split weight was one assay ton. ALS Chemex, located in Elko and Sparks, Nevada, is a well established and a recognized assay and geochemical analytical services company. ALS Chemex is ISO 9002 registered.

Check assays were completed on a regular basis. This was done at American Assay Labs. in Reno, Nevada, and Cone Geochemical Inc. in Lakewood, Colorado. No significant variance from the original assays were observed. The American Assay and Cone results were based on fire assaying with a gravimetric finish. The sample size was one assay ton.

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Qualified Person

Gaylord Cleveland, Cameco Gold’s district geologist in Nevada, has been involved in gold exploration projects for over 30 years and manages the REN project. He has a Bachelor of Science degree in geophysical engineering, a Master of Science in geology, and is a member of the American Institute of Professional Geologists. He has compiled, read and approved the technical disclosure in this news release.

Profile

Cameco Gold currently operates the Kumtor gold mine in the Kyrgyz Republic. Kumtor is scheduled to produce approximately 500,000 ounces in 2002. 2003 production is forecast at 675,000 ounces. Cameco Gold has a 1/3 share in Kumtor production.

Cameco Gold Inc. also manages and has a 95% interest in the Boroo gold mine project, currently under construction in the Republic of Mongolia. Construction is scheduled to be completed in the third quarter of 2003 and production is estimated to be nominally 180,000 ounces per annum.

Cameco Gold Inc. with its head office in Toronto, Ontario, is a wholly owned subsidiary of Cameco Corporation, which is based in Saskatoon, Saskatchewan. The shares of Cameco Corporation trade on the Toronto and New York stock exchanges.

Supplemental Information

Additional drilling information and maps are available on Cameco’s web site as a link to this news release.

Forward-Looking Statements

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

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For investor inquiries, please contact: Bob Lillie Manager, Investor Relations Cameco Corporation Phone: (306) 956-6639 Fax: (306) 956-6318	For media inquiries, please contact: Len Homeniuk President Cameco Gold Inc. Phone: (416) 204-1957 Fax: (416) 204-1954

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